FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Syngenta creates INSEAD MBA Scholarship Foundation for emerging countries“

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

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Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta creates INSEAD MBA Scholarship Foundation for emerging countries

Basel, Switzerland, 15 September 2005

Syngenta and INSEAD today announced the creation of a scholarship foundation for students from emerging countries to study for a Master of Business Administration degree (MBA) at INSEAD.

Syngenta’s donation is the largest ever scholarship gift received by INSEAD. The endowment will provide some four scholarships per year. INSEAD and Syngenta will award the first scholarships in November this year for the January 2006 MBA intake.

“The Syngenta Scholarship foundation is an important investment in the education of business leaders that will greatly benefit developing nations. It underpins our support to sustainable development in emerging countries around the world,” says Syngenta CEO Michael Pragnell. “We chose INSEAD as a top-tier international business school for its exceptional cultural diversity”.

“This gift is a significant boost for our fundraising initiative, The INSEAD Campaign: the business school for the world”, says Gabriel Hawawini, Dean of INSEAD. “Our school is founded on a vision of business as a force for good in society. In Syngenta we are delighted to have found an organisation that shares this vision and is prepared to invest in it through INSEAD.”

To be eligible for a Syngenta Scholarship, candidates must be nationals of an emerging country and have lived there for a significant period. A commitment to contribute to the future development of their country is also a requirement.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2004 were approximately $7.3 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

INSEAD is one of the world’s largest top-tier graduate business schools, with two comprehensive and fully connected campuses in Asia (Singapore) and Europe (France). Currently, 144 faculty members from 31 countries teach more than 880 MBA participants, 56 executive MBAs, 6,500 executives and 71 PhD candidates. INSEAD’s unique global perspective and multicultural diversity are reflected in all aspects of its research and teaching. (www.insead.edu). More details on how to apply are available on the INSEAD website at www.insead.edu/mba.

Syngenta – 15 September 2005 / Page 1 of 2

Media Enquiries:	Switzerland:	Von Mielecki Rainer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – 15 September 2005 / Page 2 of 2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	September 15, 2005	By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary